ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Financial Condition

March 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52746

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   04/01/17   AND ENDING   03/31/18
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ICICI Securities Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue – Suite 1417
                                          (No. and Street)

New York   **NY**   **10016**
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
                                  (Name - if individual, state last, first, middle name)

200 Jefferson Park   Whippany   NJ   07981
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   (a)   Facing Page.
[x]   (b)   Statement of Financial Condition.
[x]   Footnotes.
[ ]   (c)   Statement of Operations.
[ ]   (d)   Statement of Changes in Stockholder's Equity.
[ ]   (e)   Statement of Cash Flows.
[ ]   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   (l)   An Affirmation.
[ ]   (m)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ]   (n)   Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ]   (o)   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Bishen Pertab, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to ICICI Securities Inc., for the year ended March 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title



Notary Public



STEVEN BELTRE
Notary Public, State of New York
Registration No. 01BE6327685
Qualified in Bronx County
Commission Expires July 13, 2019

1

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
ICICI Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICICI Securities, Inc. (the "Company"), as of March 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

May 25, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2018

Assets		
Cash	$	3,077,618
Fixed assets, net of accumulated depreciation of $9,066		5,894
Due from affiliated companies		1,390,065
Deposits		88,950
Prepaid expenses		23,060
Other assets		28,502
Total assets	**$**	**4,614,089**
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	700,939
Income taxes payable		20,295
Total liabilities		721,234
Stockholder's equity:		
Common stock, no par value. Authorized 1,500 shares; issued and outstanding 1,298 shares		12,980,000
Additional paid-in capital		454,126
Accumulated deficit		(9,541,271)
Total stockholder's equity		3,892,855
Total liabilities and stockholder's equity	**$**	**4,614,089**

The accompanying notes are an integral part of this financial statement.

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Notes to Statement of Financial Condition
March 31, 2018

1. **Organization**

   ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company, whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage and corporate finance services to institutional investors in the United States, Canada and Singapore, investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian corporations wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is regulated by the Financial Industry Regulatory Authority (FINRA) and the Monetary Authority of Singapore (MAS). The Company is also approved to operate in Canada under the International Dealer Exemption in the provinces of British Columbia, Ontario and Quebec.

   The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital.

2. **Significant Accounting Policies** The Company maintains cash at banking institutions in various countries. Cash on deposit in U.S. financial institutions may at times exceed federal insurance limits. The Company also maintains cash deposits in a Singapore financial institution that is subject to the limits of the deposit insurance scheme administered by the Monetary Authority of Singapore.

   ### Revenues

   The Company entered into a fixed fee arrangement with its affiliate for facilitating securities transactions on the affiliate's behalf. The monthly fixed management fee becomes due on the first day of each month and is recorded accordingly. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

   ### Fixed Assets

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   ### Income Taxes

   The Company is a wholly owned subsidiary of its Parent and therefore, all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

Foreign Currency

Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year for revenues and month-end exchange rate for expenses. The U.S. dollar is considered the functional currency for the Company's foreign branch and foreign currency translation gains and losses are recorded in the statement of operations.

Estimates

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The effective date of this ASU is January 1, 2018. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes fee income and commission income. Accordingly, the Company does not expect this guidance to have a material impact on its financial statements or regulatory capital.

In February 2016, ASU 2016-02, Leases, was issued. This guidance will require companies who are lessees in a qualified lease to recognize, as assets and liabilities in their statement of financial position, the rights and obligations created by the leases. This guidance will be effective for the Company beginning in 2019. Early application is permitted. Management does not expect a significant impact to its operations as a result of the adoption of this new standard.

3. **Related Party Transactions**

The Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by affiliates and the Company is entitled to a monthly fixed management fee of $200,000 or 66% of commissions, whichever is greater. For the year ended March 31, 2018, total management fees charged to this affiliate were $3,320,198. The Company also paid certain expenses on behalf of the affiliate in the amount of $161,321. The Company also provided management services for another affiliated company in the amount of $45,000. The total amount due from the affiliated companies was $1,390,065 at March 31, 2018 and is reflected in Due from affiliated companies on the statement of financial condition.

4. **Net Capital Requirement**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At March 31, 2018, the Company had net capital of $2,190,002 which exceeded requirements by $1,940,002.

5. **Off-Balance-Sheet Risk, Concentration Risk and Credit Risk**

   The Company's policy is to continuously monitor its exposure to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

   A majority of the Company's operations are conducted through an affiliated company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

6. **Income Taxes**

   On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("the Tax Act"), which makes broad and complex changes to the U.S. tax code. Certain of these changes may be applicable to the Company, including but not limited to, reducing the U.S. federal corporate rate from 35% to 21%. Changes in tax rates and tax laws are accounted for in the period of enactment. The Tax Act reduces the corporate tax rate to 21%, effective January 1, 2018.

   There is no benefit for income taxes for the year ended March 31, 2018 due to the net operating losses incurred being offset by valuation allowances recorded on the related net deferred tax assets. The difference between the effective income tax benefit and the amount computed using the blended statutory federal tax rate of 31% is primarily due to state taxes, statutory rate changes and other non-deductible items.

   The components of the net deferred tax assets are as follows:

Deferred tax assets:	
NOL federal and state carryforward	$ 2,770,793
Fixed assets	(1,098)
Deferred rent liability	27,167
Accrued compensation	129,714
Gross deferred tax	2,926,576
Less: valuation allowance	(2,926,576)
Deferred tax assets, net	$ -

At March 31, 2018, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2028. Due to a history of net operating losses, management does not believe that the deferred tax asset is more likely than not to be realized and has established a full valuation allowance.

The Company does not have any liabilities for uncertain tax position or any known unrecognized tax benefits at March 31, 2018. The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense within the statement of operations; however, there are none for the year ended March 31, 2018. At this time, the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months.

7. Commitments and Contingencies

The Company rents office space under an operating lease that expires October 31, 2018. Future minimum payments through the end of the lease will be $28,350.

The Company has a long term incentive bonus plan in place that is partly dependent on the overall economic performance of the Company. To be eligible to receive payment, an employee must be employed by the Company past the payment date.

Future payments are projected to be as follows:

Due Date	Amount
April 30, 2018	$ 257,831
April 30, 2019	320,760
April 30, 2020	271,675
April 30, 2021	170,305
	$ 1,020,571

8. Concentrations

Substantially all of the Company's cash is held in accounts at two major financial institutions. Management does not expect any losses to result with respect to any of these concentrations.

The Company is dependent on its affiliate for 100% of its revenue.